June 6, 2006

BY EDGAR

Linda Cvrkel, Esq.
Branch Chief
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:	Acknowledgement from Republic Airways Holdings Inc.
Form 10-K for the year ended December 31, 2005
Filed February 27, 2006
File No.000-49697

Dear Ms. Cvrkel,

In connection with the responses offered by Republic Airways Holdings, Inc., the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ ROBERT H. COOPER

Robert H. Cooper
Executive Vice President & Chief Financial Officer

8909 Purdue Rd. Suite 300 Indianapolis, Indiana 46268 Tele: 317-484-6000 Fax: 317-484-6040 www.rjet.com